

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Jian Wang
Chairman of the Board
Lion Group Holding Ltd
3 Phillip Street, #15-04
Royal Group Building
Singapore 048693

    Re: Lion Group Holding Ltd
      Amendment No. 1 to
      Registration Statement on Form F-3
      Filed March 3, 2023
      File No. 333-269333

Dear Jian Wang:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed March 3, 2023

General

1. We note your disclosure on page 25 that you believe you are not subject to the Overseas Listing Trial Measures. Please disclose whether you relied on the advice of counsel in making this determination, and, if so, please identify counsel and file counsel's consent as an exhibit to your registration statement. If you did not consult counsel in making this determination regarding the Overseas Listing Trial Measures, please tell us how you reached this determination, and explain why you did not obtain the advice of counsel.

2.　　To the extent that one or more of your officers or directors are located in China or Hong Kong, please include a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor.

Cover Page

3.　　Please disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Please also update disclosures throughout, including under PCAOB Report on page 5 and in the Risk Factors, to include disclosure on the Consolidated Appropriations Act, 2023 amendment to the Holding Foreign Companies Accountable Act.

Our Company, page 1

4.　　We note your risk factor in response to comment 3. Please describe in this risk factor your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court.

Risk Factors
Risks Related to Our Business and Industry
A particular crypto asset's status as a "security" in any relevant jurisdiction is subject to a certain degree of uncertainty...., page 18

5.　　You state that "[t]he legal test (i.e. the Howey Test) for determining whether any given crypto asset is a security is a highly complex and fact-driven analysis," that "the SEC's views in this area have evolved over time, and therefore a particular crypto asset's status as a "security" in any relevant jurisdiction is subject to a certain degree of uncertainty" and "there is currently no certainty under the applicable legal test that such assets are not securities." Please remove these statements, as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

You may contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Lawrence Venick